Schedule 13D                                                       Page 1 of 10
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*



                          Velocity Express Corporation
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                                (Name Of Issuer)


                          Common Stock, $.004 Par Value
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                         (Title of Class of Securities)


                                    92257T103
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                                 (CUSIP Number)


                    Edward W. Stone, Chief Financial Officer
   One Morningside Drive North, Bldg. B. Suite 300, Westport Connecticut 06880
                                 (203) 349-4160
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            (Name, Address And Telephone Number Of Person Authorized
                     To Receive Notices And Communications)



                                  July 3, 2006
                          ----------------------------
                          (Date Of Event Which Requires
                            Filing Of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information  required on the remainder
                  of this  cover page shall not be deemed to
                  be "filed"  for the  purpose of Section 18
                  of the  Securities  Exchange  Act of  1934
                  ("Act")  or   otherwise   subject  to  the
                  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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     CUSIP No. 92257T103                                Page 2 of 9 Pages
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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Scorpion Capital Partners, L.P. (20-1155319)
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a).................................................................

            (b).................................................................

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      3.    SEC Use Only .......................................................

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      4.    Source of Funds (See Instructions)        WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................................................

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      6.    Citizenship or Place of Organization      Delaware

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                  7.    Sole Voting Power

                  5,781,037* (2,727,273 shares of common stock represented by 300,000 shares of Series Q Preferred Stock, plus 391,538 shares of common stock represented by 223,129 shares of Series N Preferred Stock, and 2,662,227 shares of common stock represented by 1,517,144 shares of Series M Preferred Stock, owned prior to the Series Q offering).

                 ---------------------------------------------------------------

                  8.    Shared Voting Power

                  607,775  shares of common stock  represented by 242,743 shares of  Series M  Preferred  Stock and  20,000  shares of Series Q
                  Preferred Stock.
Number of
Shares           ---------------------------------------------------------------
Beneficially
Owned by          9.    Sole Dispositive Power
Each
Reporting         5,781,037*  (2,727,273  shares of common stock  represented by
Person With       300,000  shares  of Series Q  Preferred  Stock,  plus  391,538 shares of common stock represented by 223,129 shares of Series
                  N Preferred Stock, and 2,662,227 shares of common stock represented by 1,517,144 shares of Series M Preferred Stock, owned prior to the Series Q offering).

                 ---------------------------------------------------------------

                  10.   Shared Dispositive Power

                  607,775 shares of common stock represented by 242,743 shares of Series M Preferred Stock and 20,000 shares of Series Q Preferred Stock.

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person

            6,388,812*
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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions) .................................................

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      13.   Percent of Class Represented by Amount in Row (11)

            24.74%* of issued and outstanding shares of common stock
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      14.   Type of Reporting Person (See Instructions)

            PN
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* Expressed  after giving effect to the  conversion of Series Q Preferred  Stock into Common Stock and the previous transactions reported on Schedule 13D filed on February 23, 2005, and Amendment No. 1 to Schedule 13D filed on May 5, 2005.
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     CUSIP No. 92257T103                                Page 3 of 9 Pages
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ITEM 1. SECURITY AND ISSUER

The class of equity security to which this statement relates is the common stock, par value $0.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"), all of which are represented by an aggregate of 320,000 shares of Series Q Preferred Stock convertible into 2,909,091 shares of common stock. The name and address of the principal executive offices of the Issuer are Velocity Express Corporation, One Morningside Drive North, Building B, Suite 300, Westport, Connecticut 06880.

ITEM 2.        IDENTITY AND BACKGROUND

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

   (a)      Scorpion  Capital  Partners,  L.P., a Delaware  limited  partnership
            ("Scorpion  Capital"),   by  virtue  of  its  status  as  an  entity
            affiliated with Scorpion Capital;

            Scorpion  Acquisition,  LLC, a Delaware  limited  liability  company
            ("Scorpion Acquisition"), by virtue of its deemed beneficial ownership of 6,388,812 shares of common stock represented by 1,759,887 shares of Series M Preferred Stock, 223,129 shares of Series N Preferred Stock, and 320,000 shares of Series Q Preferred Stock;

            Scorpion GP, LLC, a Delaware limited liability company ("Scorpion GP"), by virtue of its status as the general partner of Scorpion Capital;

            Kevin R. McCarthy, an individual and citizen of the United States of America, by virtue of his status as a General Partner of Scorpion Capital and the Managing Member of Scorpion Acquisition and Scorpion GP; and

            Nuno Brandolini, an individual and resident alien of the United States of America, by virtue of his status as a General Partner of Scorpion Capital and Managing Member of Scorpion Acquisition and Scorpion GP;

            all of whom are collectively referred to as the "Reporting Persons."

            Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

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     CUSIP No. 92257T103                                Page 4 of 9 Pages
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   (b)      The  address  of  the  principal  business  office  of  each  of the
            Reporting Persons is: 245 Fifth Avenue, 25th Floor, New York, New York 10016.

   (c) Scorpion Capital is a $120,000,000 private equity fund. Scorpion Capital is a federally licensed Small Business Investment Company under the Small Business Investment Act of 1958. Scorpion Acquisition is an affiliate of Scorpion Capital and is also a private equity fund. Scorpion GP is the general partner of Scorpion Capital and is engaged in the business of managing Scorpion Capital. Each of the Reporting Persons is a private equity investment fund or is involved in the management of private equity or other investment funds. Each of Messrs. McCarthy and Brandolini are Managing Members of Scorpion Acquisition and Scorpion GP.

   (d)-(e) Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

            None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons' executive officers or managing directors (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

   (f) The applicable information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 3, 2006, Scorpion Capital, Scorpion Acquisition and other investors entered into a purchase agreement (the "Purchase Agreement") with the Issuer pursuant to which the investors invested an aggregate amount of $40.0 million of new equity capital into the Issuer, in the form of 4,000,000 shares of Series Q Preferred Stock, par value $0.004 per share ("Series Q Preferred Stock"), at a price of $10.00 per share. The investment was initially convertible into 36,364,000 shares of Common Stock. The Series Q Preferred accrues cumulative paid-in-kind dividends equal to 6% per annum and would convert on a 9.091 to one basis into shares of Common Stock. The proceeds will be used for general working capital needs consistent with financial budgets approved from time to time by the Issuer's Board of Directors. Board approval of the transaction was obtained on June 26, 2006.

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     CUSIP No. 92257T103                                Page 5 of 9 Pages
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In the event of any liquidation or winding up of the Issuer,  the holders of the
Series Q Preferred Stock will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Series Q Preferred Stock plus any accrued and unpaid dividends. A consolidation or merger of the Issuer or a sale of substantially all of its assets shall be treated as a liquidation for these purposes.

The investors also entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to file a registration statement with the United States Securities and Exchange Commission covering the resale of the securities issuable upon the conversion of the Series Q Preferred Stock (among other securities and subject to certain conditions) no later than October 31, 2006.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons beneficially acquired the shares of Common Stock, as represented by their shares of Series Q Preferred Stock, for investment purposes. As a result of the transaction, the Reporting Persons acquired beneficial ownership of approximately 24.74% of the Issuer's issued and outstanding Common Stock, expressed after giving effect to the conversion of the Series M Preferred Stock, the Series N Preferred Stock and the Series Q Preferred Stock held by the Reporting Persons.

Depending on various factors including, without limitation, the Issuer's business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, acquiring additional shares or disposing of shares if they deem such action to be in their best interests. As of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

   (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b)      An   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the Issuer;

   (f) Any other material change in the Issuer's business or corporate structure;

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     CUSIP No. 92257T103                                Page 6 of 9 Pages
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   (g)      Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

   (j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

   (a) As of the date hereof, the Reporting Persons may be deemed to be beneficial owners, within the meaning of Rule 13d-3 of the Exchange Act, of 6,388,812 shares of Common Stock, which are represented by 1,759,887 shares of Series M Preferred Stock, 223,129 shares of Series N Preferred Stock and 320,000 shares of Series Q Preferred Stock. These shares represent approximately 24.74% of the issued and outstanding common stock of the Issuer expressed after giving effect to the conversion of the Series M Preferred Stock, the Series N Preferred Stock and the Series Q Preferred Stock held by the Reporting Persons, based upon the information provided by the Issuer to the Reporting Persons.

   (b) Except as stated in Item 6 below: (i) Scorpion Capital has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,781,037 shares of Common Stock, which are represented by 1,517,144 shares of Series M Preferred Stock, 223,129 shares of Series N Preferred Stock and 300,000 shares of Series Q Preferred Stock; and (ii) Scorpion Acquisition has the sole power to vote or direct the vote and to dispose or direct the disposition of 607,775 shares of Common Stock, which are represented by 242,743 shares of Series M Preferred Stock and 20,000 shares of Series Q Preferred Stock. Each Reporting Person may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such 6,388,812 shares of Common Stock.

   (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

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     CUSIP No. 92257T103                                Page 7 of 9 Pages
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   (d)      Except  as  stated  within  this  Item  5, to the  knowledge  of the
            Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

   (e)      Inapplicable.


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     CUSIP No. 92257T103                                Page 8 of 9 Pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

Except  for  the  agreements  described  in  response  to  Items 3 and 4 of this
Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Stock Purchase Agreement dated June 2006, by and among Velocity Express Corporation, Scorpion Capital, Scorpion Acquisition and certain other investors set forth in the Stock Purchase Agreement (incorporated by reference from Exhibit 10.4 of the Issuer's Current Report on Form 8-K filed July 10,
2006).

Exhibit B. Certificate of Designations, Preferences and Rights of Series Q Convertible Preferred Stock of Velocity Express Corporation (incorporated by reference from Exhibit 3.1 of the Issuer's Current Report on Form 8-K filed July 6, 2006).

Exhibit C. Amended Certificate of Designations, Preferences and Rights of Series Q Convertible Preferred Stock of Velocity Express Corporation (incorporated by reference from Exhibit 3.2 of the Issuer's Current Report on Form 8-K filed July 6, 2006).

Exhibit D. Registration Rights Agreement dated July 3, 2006, by and among Velocity Express Corporation, Scorpion Capital, Scorpion Acquisition and certain other investors set forth in the Registration Rights Agreement (incorporated by reference from Exhibit 10.5 of the Issuer's Current Report on Form 8-K filed July 10, 2006).



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     CUSIP No. 92257T103                                Page 9 of 9 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 13, 2006                        SCORPION CAPITAL PARTNERS, L.P.
                                           By:   Scorpion GP, LLC,
                                           Its:  General Partner




                                                By: /s/ Kevin McCarthy

                                                Name:  Kevin McCarthy

                                                Title: Manager



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)